Exhibit 99.1

AutoNavi Holdings Limited Reports Third Quarter 2012 Results

Total free mobile map app users grew more than 200% year-over-year to 85 million
Monthly active free mobile map app users increased more than 300% year-over-year to 45 million

BEIJING, November 15, 2012 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Operational Highlights

•                      AutoNavi’s free mobile map application had a total of 85 million users and more than 45 million monthly active users as of the end of the third quarter of 2012. This compares to a total of 65 million users and more than 36 million monthly active users at the end of the second quarter of 2012, and a total of 26 million users and over 10 million monthly active users at the end of the third quarter of 2011.

Third Quarter 2012 Financial Highlights

•                      Net revenues in the third quarter of 2012 were $40.2 million, an increase of 18.7% year-over-year.

•                      Gross profit in the third quarter of 2012 was $28.8 million, an increase of 15.1% year-over-year.

•                      Operating income in the third quarter of 2012 was $10.5 million, an increase of 5.2% year-over-year. Non-GAAP operating income in the third quarter of 2012 was $13.2 million, an increase of 16.5% year-over-year.

•                      Net income attributable to AutoNavi shareholders was $10.1 million in the third quarter of 2012, an increase of 8.8% year-over-year. Non-GAAP net income attributable to AutoNavi shareholders was $12.8 million in the third quarter of 2012, an increase of 20.4% year-over-year.

First Nine Months of 2012 Financial Highlights

•                      Net revenues in the first nine months of 2012 were $116.1 million, an increase of 25.8% year-over-year.

•                      Gross profit in the first nine months of 2012 was $85.8 million, an increase of 28.8% year-over-year.

•                      Operating income in the first nine months of 2012 was $30.1 million, an increase of 3.9% year-over-year. Non-GAAP operating income in the first nine months of 2012 was $40.3 million, an increase of 27.4% year-over-year.

•                      Net income attributable to AutoNavi shareholders was $27.8 million in the first nine months of 2012, a decrease of 5.6% year-over-year. Non-GAAP net income attributable to AutoNavi shareholders was $38.0 million in the first nine months of 2012, an increase of 22.2% year-over-year.

“AutoNavi grew at a healthy pace during the third quarter, resulting in net revenues for the first nine months of 2012 of $116.1 million, representing year-over-year growth of approximately 26%,” said Mr. Congwu Cheng, chief executive officer of AutoNavi. “Our mobile and Internet location-based solutions business continues to build momentum, growing approximately 80% year-over-year and accounting for $32.1 million, or 27.6%, of our total net revenues in the first nine months of 2012, compared to 19.4% of our total revenues a year ago.”

Mr. Cheng added, “We consider mobile maps to be the gateway to a fully connected mobile Internet. In addition, we believe the ownership of map content and its integration with dynamic lifestyle content and local services from our vertical partners place us in a competitively advantageous position, allowing us to utilize our cloud-based map service platform to provide an enriching user experience not only to our map users but also to users of our partners’ applications.”

Third Quarter 2012 Results

Revenues

Total net revenues in the third quarter of 2012 were $40.2 million, an increase of 18.7% year-over-year from $33.9 million in the third quarter of 2011, and flat compared to the second quarter of 2012.

Automotive Navigation

Net revenues from the automotive navigation market in the third quarter of 2012 were $23.9 million, an increase of 9.2% year-over-year and a decrease of 4.0% over the previous quarter. These results are mainly due to changes in the number of copies of digital map data licensed for use with in-dash navigation systems, which is directly linked to the number of vehicles sold in China that are equipped with these systems.

Mobile and Internet Location-based Solutions

The mobile and Internet location-based solutions business in the third quarter of 2012 achieved $11.1 million in net revenues, representing an increase of 26.2% year-over-year and 0.8% over the previous quarter. The increases were primarily due to the growth in revenues derived from the pre-installation of the Company’s navigation solutions on mobile phones.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the third quarter of 2012 were $4.4 million, an increase of 51.4% year-over-year and 12.9% over the previous quarter. The year-over-year increase was largely attributable to certain new large aerial photogrammetry contracts entered this year, and to a lesser degree, the completion of certain large aerial photogrammetry contracts from a year ago. The sequential increase was a result of better progress of certain aerial photogrammetry contracts and an increased number of certain 3-D modeling application contracts during the quarter.

Cost of Revenues

Cost of revenues in the third quarter of 2012 was $11.4 million, representing an increase of 28.8% year-over-year and 13.1% sequentially. The year-over-year increase was mainly due to aerial photogrammetry-related costs in connection with the new large aerial photogrammetry contracts entered in this year, outsourced data production and software development costs, and a general annual increase in salary and welfare for employees directly involved in data collection and processing. The sequential increase was largely attributable to a rise in outsourced data production and software development costs.

Operating Expenses

Total operating expenses in the third quarter of 2012 were $20.0 million, an increase of 33.2% year-over-year and a decrease of 2.7% over the previous quarter. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $17.3 million, an increase of 25.5% year-over-year and 5.6% sequentially.

Research and development (“R&D”) expenses increased 42.3% year-over-year and 12.2% sequentially to $9.3 million. The increases were primarily due to higher salary and benefit expenses, a result of an increase in the number of R&D staff, higher share-based compensation expenses and outsourced development costs. Non-GAAP R&D expenses, which exclude share-based compensation expenses, increased 38.0% year-over-year and 12.2% sequentially to $8.2 million.

Selling and marketing expenses increased 32.7% year-over-year and decreased 11.2% sequentially to $5.9 million. The year-over-year increase was primarily due to higher salary and benefit expenses resulting from increased sales headcount, higher share-based compensation expenses, increased office facility rent expenses and travel expenses. The sequential decrease was primarily due to the decrease of marketing and promotion expenses as well as share-based compensation expenses. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased 24.2% year-over-year and 2.1% sequentially to $5.0 million.

General and administrative expenses increased 19.2% year-over-year and decreased 14.5% sequentially to $4.8 million. The year-over-year increase was primarily due to a general annual increase in salary and welfare and higher share-based compensation expenses in the third quarter of 2012. The sequential decrease was primarily due to the decrease of professional service expenses and share-based compensation expenses. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased 7.1% year-over-year and decreased 1.8% sequentially to $4.1 million.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders increased 8.8% year-over-year and 14.5% sequentially to $10.1 million in the third quarter of 2012. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the third quarter of 2012 was $0.20, as compared to $0.18 from a year ago. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $12.8 million in the third quarter of 2012, an increase of 20.4% year-over-year and a decrease of 2.7% sequentially. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the third quarter of 2012 was $0.25, as compared to $0.21 from a year ago.

Cash and Term Deposits Balance

As of September 30, 2012, the Company had $202.8 million in cash and cash equivalents and term deposits.

Business Outlook

The Company maintains its estimate for full year 2012 net revenues, which is in the range of $152 million to $159 million, representing an increase of approximately 20% to 25% over the fiscal year 2011.

Share Repurchase Program Update

AutoNavi announced a share repurchase plan on February 28, 2012, pursuant to which the Company is authorized, but not obligated, by its board of directors to repurchase up to $50 million worth of its ADSs until February 26, 2013. As of November 14, 2012, the Company has repurchased a total of 1,730,172 ADSs, representing 6,920,688 ordinary shares, with a total consideration of approximately $20.1 million at a price range of $10.47 to $12.57 per ADS, including brokerage commissions.

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 a.m. Eastern Daylight Time (EDT) on November 15, 2012 (9:00 p.m. Beijing/Hong Kong time on November 15, 2012).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-519-4004

International:	+65-6723-9381

Hong Kong:	+852-2475-0994

United Kingdom:	+44-20-3059-8139

Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until November 23, 2012:

U.S. Toll Free:	+1-866-214-5335

International:	+61-2-8235-5000

Passcode:	54174983

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq:AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP net income attributable to AutoNavi shareholders, and (7) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures to provide investors with context as to how the adjustments impact the GAAP amounts.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Consolidated Balance Sheet (unaudited)

(In thousands of U.S. dollars)

	September 30,	December 31,
	2012	2011

Assets
Current assets
Cash and cash equivalents	155,894	199,696
Restricted cash	827	—
Term deposits	46,939	—
Accounts receivable, net of allowance for doubtful accounts of $1,123 and $823 as of September 30, 2012 and December 31, 2011, respectively	45,696	36,273
Due from related parties, trading	3,846	1,056
Due from related parties, non-trading	3	221
Prepaid expense and other current assets	13,702	5,542
Deferred tax assets-current	1,037	1,355
Total current assets	267,944	244,143

Properties and equipment, net	47,578	49,245
Equity method investments	4,373	4,442
Prepaid consideration in connection with equity investment	—	183
Acquired intangible assets, net	5,419	6,855
Goodwill	8,760	8,747
Deferred tax assets-non-current	198	224
Other long term assets	401	628
Prepayment for acquisition of property	8,602	—

TOTAL ASSETS	343,275	314,467

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $2,809 and $2,358 as of September 30, 2012 and December 31, 2011, respectively)	2,809	2,364
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $9,289 and $5,567 as of September 30, 2012 and December 31, 2011, respectively)	10,248	7,328
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $21,695 and $23,944 as of September 30, 2012 and December 31, 2011, respectively)	24,308	26,071
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $8,290 and $7,394 as of September 30, 2012 and December 31, 2011, respectively)	8,438	7,481

Total current liabilities	45,803	43,244

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $937 and $1,191 as of September 30, 2012 and December 31, 2011, respectively)	1,052	1,345

Total liabilities	46,855	44,589

Equity
Ordinary shares	19	19
Additional paid-in capital	186,909	175,726
Treasury stock	(13,425)	—
Statutory reserve	9,358	9,363
Retained earnings	89,335	61,517
Accumulated other comprehensive income	18,729	18,262

Total AutoNavi Holdings Limited shareholders’ equity	290,925	264,887
Noncontrolling interest	5,495	4,991

Total equity	296,420	269,878

TOTAL LIABILITIES AND EQUITY	343,275	314,467

AUTONAVI HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income (unaudited)

(In thousands of U.S. dollars, except share and per share data)

	For the three months ended			For the nine months ended
	September 30,	September 30,	June 30,	September 30,	September 30,
	2012	2011	2012	2012	2011

Revenue	40,903	34,609	41,232	118,714	94,202
Business tax	(683)	(718)	(1,033)	(2,629)	(1,938)
Net revenues	40,220	33,891	40,199	116,085	92,264
Cost of revenues	(11,406)	(8,857)	(10,085)	(30,248)	(25,599)
Gross profit	28,814	25,034	30,114	85,837	66,665

Operating expenses:
Research and development	(9,251)	(6,503)	(8,245)	(25,504)	(16,239)
Selling and marketing	(5,920)	(4,462)	(6,666)	(17,846)	(10,509)
General and administrative	(4,842)	(4,061)	(5,663)	(14,874)	(10,939)
Total operating expenses	(20,013)	(15,026)	(20,574)	(58,224)	(37,687)
Government subsidies	1,742	11	10	2,514	22
Operating income	10,543	10,019	9,550	30,127	29,000

Gain on re-measurement of fair value of the equity method investment	—	—	—	—	995
Interest income	1,570	1,228	1,563	4,749	3,843
Change in fair value of forward contract	—	2,753	—	—	2,465
Foreign exchange gains/(loss)	545	(2,631)	(438)	77	(2,079)
Other Income	47	47	47	141	141
Income before income taxes and share of net (loss)/income of equity method investments	12,705	11,416	10,722	35,094	34,365
Income tax expense	(2,133)	(1,643)	(1,196)	(5,422)	(3,704)
Share of net (loss)/income of equity method investments	(29)	13	(263)	(530)	65
Net income	10,543	9,786	9,263	29,142	30,726
Less: Net income attributable to noncontrolling interest	463	523	458	1,324	1,267
Net income attributable to AutoNavi Holdings Limited shareholders	10,080	9,263	8,805	27,818	29,459

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders

Basic	0.05	0.05	0.05	0.15	0.16
Diluted	0.05	0.05	0.04	0.14	0.15

Weighted average number of shares used in calculating net income per ordinary share
Basic	191,292,003	190,404,199	192,206,265	191,765,831	189,760,381
Diluted	201,738,628	201,191,706	202,499,739	202,212,802	201,245,560

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	2,286	1,972	(1,676)	471	4,797

Comprehensive income	12,829	11,758	7,587	29,613	35,523
Less: comprehensive income attributable to noncontrolling interest	522	580	406	1,328	1,402
Comprehensive income attributable to AutoNavi Holdings Limited shareholders	12,307	11,178	7,181	28,285	34,121

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures (unaudited)

(In thousands of U.S. dollars, except per ADS data)

	For the three months ended
	September 30,	September 30,	June 30,
	2012	2011	2012

Total operating expenses	20,013	15,026	20,574
Share-based compensation	(2,750)	(1,265)	(4,228)
Non-GAAP total operating expenses	17,263	13,761	16,346

R&D expenses	9,251	6,503	8,245
Share-based compensation	(1,088)	(589)	(971)
Non-GAAP R&D expenses	8,163	5,914	7,274

Selling and marketing expenses	5,920	4,462	6,666
Share-based compensation	(877)	(402)	(1,725)
Non-GAAP selling and marketing expenses	5,043	4,060	4,941

General and administrative expenses	4,842	4,061	5,663
Share-based compensation	(785)	(274)	(1,532)
Non-GAAP general and administrative expenses	4,057	3,787	4,131

Operating income	10,543	10,019	9,550
Share-based compensation	2,684	1,338	4,313
Non-GAAP operating income	13,227	11,357	13,863

Net income attributable to AutoNavi Holdings Limited shareholders	10,080	9,263	8,805
Share-based compensation	2,684	1,338	4,313
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	12,764	10,601	13,118

	For the three months ended September 30, 2012
	GAAP	Adjustments	Non-GAAP(a)

Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.20	0.05	0.25

(a) Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders (after adjusting for the ADS to ordinary share ratio).